UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Trex Company, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

89531P-10-5
(CUSIP Number)

May 4, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

Schedule 13G

CUSIP No. 89531P-10-5

1	NAMES OF REPORTING PERSONS: Carl W. Knobloch, Jr.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America

	5	SOLE VOTING POWER:
43,000
NUMBER OF SHARES
BENEFICIALLY OWNED	6	SHARED VOTING POWER:
BY EACH REPORTING		705,000
PERSON WITH
	7	SOLE DISPOSITIVE POWER:
43,000

	8	SHARED DISPOSITIVE POWER:
705,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
748,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
4.95%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

Schedule 13G

CUSIP No. 89531P-10-5

1	NAMES OF REPORTING PERSONS: Emily C. Knobloch

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America

	5	SOLE VOTING POWER:
0
NUMBER OF SHARES
BENEFICIALLY OWNED	6	SHARED VOTING POWER:
BY EACH REPORTING		475,000
PERSON WITH
	7	SOLE DISPOSITIVE POWER:
0

	8	SHARED DISPOSITIVE POWER:
475,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
475,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
3.15%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

Schedule 13G

CUSIP No. 89531P-10-5

1	NAMES OF REPORTING PERSONS: William R. Knobloch

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
United States of America

	5	SOLE VOTING POWER:
300,000
NUMBER OF SHARES
BENEFICIALLY OWNED	6	SHARED VOTING POWER:
BY EACH REPORTING		230,000
PERSON WITH
	7	SOLE DISPOSITIVE POWER:
300,000

	8	SHARED DISPOSITIVE POWER:
230,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
530,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):
3.51%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

SCHEDULE 13G

CUSIP NO.: 89531P-10-5

Item 1(a).        Name of Issuer

Trex Company, Inc.

Item 1(b).       Address of Issuer’s Principal Executive Offices

160 Exeter Drive
Winchester, Virginia 22603-8605

Item 2(a).        Name of Person Filing

This Statement is filed on behalf of the following persons (the “Reporting Persons”):
Carl W. Knobloch, Jr.
Emily C. Knobloch
William R. Knobloch

Item 2(b).       Address of Principal Business Office or, if None, Residence

The address of each of the Reporting Persons is:

P.O. Box 1530
Wilson, WY 83014

Item 2(c).        Citizenship

Carl W. Knobloch, Jr. is a citizen of the United States of America
Emily C. Knobloch is a citizen of the United States of America
William R. Knobloch is a citizen of the United States of America

Item 2(d).       Title of Class of Securities

Common Stock

Item 2(e).                CUSIP No.

89531P-10-5

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	[ ] A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	[ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.            Ownership

The Reporting Persons may be deemed to be the Beneficial Owners of shares of Trex Company, Inc. which are held in trust, with the Reporting Persons being the trustees or co-trustees thereof. Where the Reporting Person is the sole trustee of a trust, the Reporting Person may be deemed to have sole voting and dispositive power, and where the Reporting Person is a co-trustee of a trust, the Reporting Person my be deemed to have shared voting and dispositive power.

Number of shares as to which Carl W. Knobloch, Jr. may be deemed to have:

Sole Voting Power:	43,000
Shared Voting Power:	705,000
Sole Dispositive Power:	43,000
Shared Dispositive Power:	705,000

Number of shares as to which Emily C. Knobloch may be deemed to have:

Sole Voting Power:	0
Shared Voting Power:	475,000
Sole Dispositive Power:	0
Shared Dispositive Power:	475,000

Number of shares as to which William R. Knobloch may be deemed to have:

Sole Voting Power:	300,000
Shared Voting Power:	230,000
Sole Dispositive Power:	300,000
Shared Dispositive Power:	230,000

The Reporting Persons disclaim Beneficial Ownership of shares held in trust for which the Reporting Person is not a trustee.

Item 5.                    Ownership of Five Percent of Less of a Class

If this statement is filed to report that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.                    Identification and Classification of Members of the Group

Not applicable

Item 9.                    Notice of Dissolution of the Group

Not applicable

Item 10.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO:  89531P-10-5

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 14, 2007

                    CARL W. KNOBLOCH, JR.

                    /s/ Carl W. Knobloch, Jr.

                                            EMILY C. KNOBLOCH

                    /s/ Carl W. Knobloch, Jr.
                    By: Carl W. Knobloch, Jr.
                    Title: Attorney-in-Fact

                    WILLIAM R. KNOBLOCH

                    /s/ Carl W. Knobloch, Jr.
                    By: Carl W. Knobloch, Jr.
                    Title: Attorney-in-Fact

EXHIBIT A

JOINT FILING AGREEMENT

CUSIP NO:  89531P-10-5

    The undersigned hereby agree that this statement on Schedule 13G with respect to the Common Stock of Trex Company, Inc., dated as of May 14, 2007, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: May 14, 2007

                    CARL W. KNOBLOCH, JR.

                    /s/ Carl W. Knobloch, Jr.

                                            EMILY C. KNOBLOCH

                    /s/ Carl W. Knobloch, Jr.
                    By: Carl W. Knobloch, Jr.
                    Title: Attorney-in-Fact

                    WILLIAM R. KNOBLOCH

                    /s/ Carl W. Knobloch, Jr.
                    By: Carl W. Knobloch, Jr.
                    Title: Attorney-in-Fact

EXHIBIT B

POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENT, that I, EMILY C. KNOBLOCH, hereby make, constitute and appoint CARL W. KNOBLOCH, JR. as my agent and attorney-in-fact for the purpose of executing in my name, in my personal capacity, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

    All past acts of this attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

    This power of attorney shall be valid from the date hereof until revoked by me. IN WITNESS WHEREOF, I have executed this instrument as of the 14th day of May 2007.

                    /s/ Emily C. Knobloch
                                            EMILY C. KNOBLOCH

EXHIBIT C

POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENT, that I, WILLIAM R. KNOBLOCH, hereby make, constitute and appoint CARL W. KNOBLOCH, JR. as my agent and attorney-in-fact for the purpose of executing in my name, in my personal capacity, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

    All past acts of this attorney-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

    This power of attorney shall be valid from the date hereof until revoked by me. IN WITNESS WHEREOF, I have executed this instrument as of the 14th day of May 2007.

                    /s/ William R. Knobloch
                                                        WILLIAM R. KNOBLOCH